Exhibit 12.1

TELEFLEX INCORPORATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Year ended December 31,					Nine months ended
	2012	2013	2014	2015	2016	October 1, 2017
Earnings:
Income (loss) from continuing operations before taxes	(165,369)	175,730	220,110	244,646	245,725	217,514
Amortization of previously capitalized interest	80	120	161	161	79	59
Capitalized interest	(400)	(393)	—	—	—	—
Non-controlling interest income	(955)	(867)	(1,072)	(850)	(464)	—

Total earnings	(166,644)	174,590	219,199	243,957	245,340	217,573

Fixed Charges:
Interest expense	55,149	41,946	49,561	44,382	44,501	54,944
Amortization of debt expense	14,416	14,959	15,897	16,941	10,440	3,940
Capitalized interest	400	393	—	—	—	—
Interest factor in rents (1)	8,071	8,811	9,809	11,535	11,329	8,861

Total fixed charges	78,036	66,109	75,267	72,858	66,270	67,745

Earnings and fixed charges	(88,608)	240,699	294,466	316,815	311,610	285,318

Ratio of earnings to fixed charges	— (2)	3.6	3.9	4.3	4.7	4.2

(1)	One-third of all rental expense is deemed to be interest, which we believe to be a reasonable approximation of the interest factor of our leases.
(2)	Due to our loss from continuing operations before taxes for the year ended December 31, 2012, the ratio coverage was less than 1:1. We would have needed to generate $166.7 million to achieve a coverage of 1:1.